**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

_____

**FORM 8-K**

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 4, 2009

**KADANT INC.**
(Exact Name of Registrant as Specified in its Charter)

| | | |
|---|---|---|
| Delaware | 1-11406 | 52-1762325 |
| (State or Other Jurisdiction | (Commission File Number) | (IRS Employer |
| of Incorporation) | | Identification No.) |

| | |
|---|---|
| One Technology Park Drive | |
| Westford, Massachusetts | 01886 |
| (Address of Principal Executive Offices) | (Zip Code) |

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**KADANT INC.**

**Item 2.02   Results of Operations and Financial Condition.**

On November 4, 2009, Kadant Inc. (the "Company") announced its financial results for the fiscal quarter ended October 3, 2009. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

**Item 9.01   Financial Statements and Exhibits.**

(c) Exhibit

The following exhibit relating to Item 2.02 shall be deemed to be furnished and not filed.

| Exhibit No | Description of Exhibit |
| --- | --- |
| 99 | Press Release issued by the Company on November 4, 2009 |

2

**KADANT INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: November 4, 2009

By    /s/ Thomas M. O'Brien
         Thomas M. O'Brien
         Executive Vice President and
          Chief Financial Officer